United States securities and exchange commission logo





                                March 11, 2021

       James Beckwith
       President and Chief Executive Officer
       Five Star Bancorp
       3100 Zinfandel Drive
       Suite 650
       Rancho Cordova, CA 95670

                                                        Re: Five Star Bancorp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
12, 2021
                                                            CIK No. 0001275168

       Dear Mr. Beckwith:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Risk Factors
       We could be subject to environmental risks and associated costs . . . , page 31

   1. If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has
taken title and is therefore the potential source of environmental liabilities.
       We are an emerging growth company, as defined in the JOBS Act . . . , page 40

   2.                                                   Since you are also a
smaller reporting company, please add a separate risk
                                                        factor disclosing that
even if you no longer qualify as an emerging growth company, you
 James Beckwith
Five Star Bancorp
March 11, 2021
Page 2
         may still be subject to reduced reporting requirements so long as you are a smaller reporting company.
Cautionary Note Regarding Forward-Looking Statements, page 52

3. We note your reference to forward-looking statements within the meaning of the Private
         Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because the company is not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore,
         please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to this offering.
Use of Proceeds, page 54

4. Please revise to disclose in greater detail your intended use of proceeds, to the extent known. As applicable, please describe any preliminary plans, arrangements or understandings for future growth or acquisitions, or alternatively, disclose that there are none. You may reserve the right to change the use of proceeds as indicated in Instruction
         7 to Item 504 of Regulation S-K. Disclosure on use of proceeds is required even if management will have broad discretion in allocating the proceeds. If you have no current specific plans for your use of proceeds other than a cash distribution to existing shareholders, please revise to so state and clarify the principal reasons for the offering.
         Refer generally to Item 504 of Regulation S-K, including Instruction 6 thereto.
Loan Portfolio, page 73

5. Given the significance of the commercial real estate loans, please revise to provide an enhanced discussion and a breakdown of the types of collateral as well as the related loan-
         to value ranges for these loans for the periods presented, discussing any trends.
6. Please revise to provide an enhanced discussion of the types of loans located outside of
         California during the periods presented.
Deposits, page 84

7. Given the significant amount of large deposit relationships, please revise to address the following:
           Provide a discussion of the types of entities from which these deposits are received as well as the typical type of deposit;
           Indicate if such activities have been consistent over time and have helped to continue to grow the deposit base; and
FirstName
           Identify the singleBeckwith
            LastNameJames       largest depositor which represented over $133
million of total
Comapany deposits
            NameFive at Star Bancorp
                        December    31, 2020, as well as the level of such
deposits at December 31,
            2019.Page 2
March 11, 2021
FirstName LastName
 James Beckwith
FirstName  LastNameJames Beckwith
Five Star Bancorp
Comapany
March      NameFive Star Bancorp
       11, 2021
March3 11, 2021 Page 3
Page
FirstName LastName
Notes to Consolidated Financial Statements
Note 10 Income Taxes, page F-38

8. In regard to the Accumulated Adjustments Account estimated amount of $35 million at
         December 31, 2020, please revise to disclose the types of taxes previously paid and indicate how these earnings will be impacted by the conversion to a C Corporation. Also, indicate if the dividend distribution limits discussed on page F-43 will impact the amount of any distributable earnings.
General

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.
       You may contact Lory Empie at (202) 551-3714 or Marc Thomas at (202) 551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or David Lin at (202) 551-3552 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance